UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 412th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 18th, 2022

1.   DATE, TIME AND VENUE:  On February 18th, 2022, at 09:00 a.m., held on Telefônica Brasil S.A.’s (“Company”) headquarters, located on Engenheiro Luiz Carlos Berrini Avenue, 1376, 32nd floor, Viva Tudo room, Cidade Monções, city of São Paulo, São Paulo state, as well as via videoconference, as provided in the Article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A.

2.   CALL NOTICE AND ATTENDANCE: The call notice was made in accordance with the Company’s Bylaws. Being present the members of the Company’s Board of Directors, who subscribe these minutes, and establishing, therefore, quorum in accordance with the Bylaws. The Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the Director of Corporate and Business Affairs, Mrs. Carolina Simões Cardoso, as Meeting Secretary, indicated by the General and the Board of Directors Secretary; and the presenters, individually nominated for themes below, whose participation was restricted to the time of appreciation of the respective matters.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Carolina Simões Cardoso – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the present members of the Board of Directors unanimously decided as follows:

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 412th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 18th, 2022

4.1. Deliberate on the Financial Statements followed by the Report of the Independent Auditors and the Management’s Annual Report related to the fiscal year ended December 31st, 2021 (“2021 Financial Statements”), and the Proposal for the Allocation of Income for the fiscal year ended December 31st, 2021 (“Proposal for the Allocation of Income”): Mr. David Melcon Sanchez-Friera, Financial and Investor Relations Officer, together with the Accounting and Revenue Projections Director, Mr. João Orlando Lima Carneiro, presented (i) the 2021 Financial Statements; and (ii) the Proposal for the Allocation of Income. Also present, the members of the Fiscal Council – Mrs. Gabriela Soares Pedercini, Cremênio Medola Netto and Charles Edwards Allen, who had previously reviewed the documents, within the framework of the Fiscal Council Meeting, opined in favor of the 2021 Financial Statements, the Proposal for the Allocation of Income and the submission of these documents to the General Assembly. In addition, the representative of PricewaterhouseCoopers Auditores Independentes, Mr. Sergio Eduardo Zamora, who stated that there were no reservations with respect to the 2021 Financial Statements, having presented the draft of the Independent Auditor’s Report, without reservation, which will be signed, without any changes, after the approval of the 2021 Financial Statements by this Collegiate, on this date. The independent auditors also declared their Independence from the Company. On this occasion, the Board of Directors formally took a position on the declaration of independence presented by the independent auditors, stating that they were not aware of anything that could affect that declaration of independence. Furthermore, the board members were informed that the documents in question had been previously analyzed and approved by the Audit and Control Committee. Finally, the final version of the technical study of the Impairment test was presented, as well as the final figures for registration of the Company's Deferred Tax Assets for the fiscal year 2021. After the consideration and discussion among those present, the Board of Directors, considering the opinion and assent of the Fiscal Council and the also favorable recommendation of the Audit and Control Committee, unanimously approved the 2021 Financial Statements and the Proposal for the Allocation of Income, issuing its assent, without reservation, which is filed at the Company's headquarters, as an attachment to these minutes, having decided to submit such documents to the approval of the Ordinary General Meeting, to be convened by the Chairman of the Board.

4.2. Approve the Call Notice for the Ordinary and Extraordinary General Meeting: The Director of Corporate and Business Affairs, Mrs. Carolina Simões Cardoso, presented a proposal for a Call Notice for the Ordinary and Extraordinary Meeting of the Company, which will be held on April 26th, 2022. The Collegiate approved, unanimously, the call notice of said Meeting, and the Chairman of the Council was authorized to adopt the necessary measures for the call notice and performance of the act, in the exception of the legal and statutory provisions.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 412th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 18th, 2022

4.3. Proposal for the cancellations of shares held in Treasury: Mr. David Melcon Sanchez-Friera, Financial and Investor Relations Officer, presented the proposal for the cancellation of 14,046,652 common shares issued by the Company currently held in Treasury. These shares have been repurchased throughout the past years, due to the Share Buyback Program issued by the Company. Also present, the members of the Fiscal Council – Mrs. Gabriela Soares Pedercini, Cremênio Medola Netto and Charles Edwards Allen, who had previously reviewed the information, within the framework of the Fiscal Council Meeting, opined in favor of this proposal, and the consequent amendment of the Company's Bylaws to adjust the amount of shares in which the share capital is divided. Furthermore, the board members were informed that the information in question had been previously analyzed and approved by the Audit and Control Committee. After the consideration and discussion among those present, the Board of Directors, considering the favorable opinion of the Fiscal Council and the also favorable recommendation of the Audit and Control Committee, unanimously approved the cancellation of shares in question, authorizing the call notice to the Extraordinary General Meeting, as approved herein.

5.   CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, February 18th, 2022. (aa) Board Members: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra; Sonia Julia Sulzbeck Villalobos; Fiscal Council: Gabriela Soares Pedercini; Cremênio Medola Netto; Charles Edwards Allen; Independent Auditor: Sergio Eduardo Zamora; Meeting Secretary: Carolina Simões Cardoso.

I hereby certify that these minutes are a faithful copy of the minutes of the 412th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 18th, 2022, drawn up in the Company’s book. This is a free English translation.

_______________________________

Carolina Simões Cardoso

Meeting Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 22, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director